

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

April 18, 2016

Via E-mail
Eric L. Hausler
Chief Financial Officer
Isle of Capri Casinos, Inc.
600 Emerson RD Suite 300
St. Louis, MO 63141

Re: **Isle of Capri Casinos, Inc.**
Form 10-K
Filed June 17, 2015
File No. 000-20538

Dear Mr. Hausler:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant
Office of Real Estate
and Commodities